UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2015

Commission File Number 001-33922

DRYSHIPS INC.

74-76 V. Ipeirou Street

151 25, Marousi

Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K is a press release of DryShips Inc. (the “Company”) dated June 3, 2015: DryShips Inc. Announces Ocean Rig UDW Inc.’s Pricing of 28,571,428 Shares of Common Stock

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.
(Registrant)

Dated: June 3, 2015	By: /s/George Economou
George Economou Chief Executive Officer

Exhibit 99.1

DryShips Inc. Announces Ocean Rig UDW Inc.’s Pricing of 28,571,428 Shares of Common Stock

Athens, Greece – June 3, 2015 – DryShips Inc. (NASDAQ: DRYS) (the “Company” or “DryShips”), a global provider of marine transportation services for drybulk and petroleum cargoes, and through its majority owned subsidiary, Ocean Rig UDW Inc. (“Ocean Rig”), of offshore deepwater drilling services, announced today that Ocean Rig priced the offering of 28,571,428 shares of its common stock, par value $0.01 per share, at a price of $7.00 per share. The offering is expected to close on June 8, 2015. As part of the offering, George Economou, Ocean Rig’s Chairman, President and Chief Executive Officer, is purchasing $10 million, or 1,428,571 shares, of common stock in the offering at the public offering price, a number of common shares that maintains his direct ownership in Ocean Rig, representing approximately five percent of its common stock.

Clarksons Platou Securities, Inc., Pareto Securities Inc. and Seaport Global Securities LLC are acting as joint lead managers, joint bookrunners and placement agents in the offering. Clarksons Platou Securities AS and Pareto Securities AS are acting as placement agents. Clarksons Platou Securities AS and Pareto Securities AS are not U.S. registered broker-dealers and to the extent that this offering is made within the United States, their activities will be effected only to the extent permitted by Rule 15a-6 of the Securities Exchange Act of 1934, as amended. Ocean Rig intends to use the net proceeds from the offering for working capital and general corporate purposes, including the acquisition of drilling rigs.

Ocean Rig’s common shares trade on the Nasdaq Global Select Market under the symbol “ORIG.”

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities, in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. This offering is being made only by means of a prospectus supplement and accompanying base prospectus. A prospectus supplement related to the offering will be filed with the U.S. Securities and Exchange Commission (the “SEC”) and will be available on the SEC’s website located at www.sec.gov. When available, copies of the prospectus supplement and the accompanying prospectus relating to this offering may be obtained from Clarksons Platou Securities, Inc., 410 Park Avenue, Suite 710, New York, NY 10022, Attention: Raquel Lucas (or by e-mail at officeNY@platou.com), Pareto Securities Inc., 150 East 52nd Street, 29th Floor, New York, NY 10022, Attention: Kjersti Berg Tufta (or by e-mail at kbt@paretosec.com), or Seaport Global Securities LLC, 400 Poydras Street, Suite 3100, New Orleans, LA 70130, Attention: Amanda McAdams (or by e-mail at amcadams@ghsecurities.com).

The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties, including those discussed below, that could cause the outcome to be materially different.

OCEAN RIG HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) AND A PROSPECTUS SUPPLEMENT WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS SUPPLEMENT, THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT OCEAN RIG HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT OCEAN RIG AND THE OFFERING. YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, OCEAN RIG OR ANY PLACEMENT AGENT FOR THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS AND THE PROSPECTUS SUPPLEMENT IF YOU REQUEST THEM OF CLARKSONS PLATOU SECURITIES, INC. BY CALLING 212-317-708 OR TOLL FREE 855-864-2265, PARETO SECURITIES INC. BY CALLING 212-829-4200 OR SEAPORT GLOBAL SECURITIES LLC, BY CALLING 646-264-5629.

About DryShips Inc.

DryShips Inc. is an owner of drybulk carriers and tankers that operate worldwide. Through its majority owned subsidiary, Ocean Rig UDW Inc., DryShips owns and operates 13 offshore ultra deepwater drilling units, comprising of 2 ultra deepwater semisubmersible drilling rigs and 11 ultra deepwater drillships, 1 of which is scheduled to be delivered to Ocean Rig during 2016, 1 of which is scheduled to be delivered during 2018 and 1 of which is scheduled to be delivered during 2019.  DryShips owns a fleet of 39 drybulk carriers, comprising 13 Capesize, 24 Panamax and 2 Supramax with a combined deadweight tonnage of approximately 4.3 million tons, and 10 tankers, comprising 4 Suezmax and 6 Aframax, with a combined deadweight tonnage of over 1.3 million tons.

DryShips’ common stock is listed on the NASDAQ Global Select Market where it trades under the symbol “DRYS.”

Visit the Company’s website at www.dryships.com

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.

Forward-looking statements reflect DryShips’ current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in DryShips’ records and other data available from third parties. Although DryShips believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond DryShips’ control, DryShips cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in DryShips’ view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and dayrates and vessel and drilling dayrates and drybulk vessel, drilling rig and drillship values, failure of a seller to deliver one or more vessels or drilling units, drillships or drybulk vessels, failure of a buyer to accept delivery of a drilling rig, drillship, or vessel, inability to procure acquisition financing, default by one or more customers, changes in demand for drybulk commodities or oil, changes in demand that may affect attitudes of time charterers and customer drilling programs, scheduled and unscheduled drydockings and upgrades, changes in DryShips’ operating expenses, including bunker prices, drydocking and insurance costs, complications associated with repairing and replacing equipment in remote locations, limitations on insurance coverage, such as war risk coverage, in certain areas, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the SEC, including the Company’s most recently filed Annual Report on Form 20-F.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: dryships@capitallink.com